UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

HOOKIPA PHARMA INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

43906K 100

(CUSIP Number)

April 23, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43906K 100

1	Name of Reporting Person Gilead Sciences, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 859,823

	6	Shared Voting Power 1,667,268 (1)

	7	Sole Dispositive Power 859,823

	8	Shared Dispositive Power 1,667,268 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,667,268 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.7%(2)

12	Type of Reporting Person (See Instructions) CO

(1) Gilead Sciences, Inc.’s beneficial ownership of the Issuer’s Common Stock (“Common Stock”) includes 807,445 shares of Common Stock held by Gilead Sciences Ireland UC, a wholly-owned subsidiary of Gilead Sciences, Inc.

(2) Percentage based on 21,588,756 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Issuer’s final prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on April 19, 2019 (the “Final Prospectus”).

CUSIP No. 43906K 100

1	Name of Reporting Person Gilead Sciences Ireland UC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 807,445 (3)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 807,445 (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 807,445 (3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.7%(4)

12	Type of Reporting Person (See Instructions) OO

(3) The reported securities may also be deemed beneficially owned by Gilead Sciences, Inc. as the parent of Gilead Sciences Ireland UC.

(4) Percentage based on 21,588,756 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Final Prospectus.

Item 1.
	(a)	Name of Issuer HOOKIPA Pharma Inc.
	(b)	Address of Issuer’s Principal Executive Offices 350 Fifth Avenue, 72nd Floor, Suite 7240 New York, NY 10118

Item 2.
	(a)	Names of Persons Filing Gilead Sciences, Inc. Gilead Sciences Ireland UC
(b)

Address of Principal Business Office or, if none, Residence
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California, 94404

Gilead Sciences Ireland UC
IDA Business & Technology Park
Carrigtohill
Co. Cork
Ireland

	(c)	Citizenship Gilead Sciences, Inc.: State of Delaware Gilead Sciences Ireland UC: Ireland
	(d)	Title of Class of Securities Common Stock, $0.0001 par value
	(e)	CUSIP Number 43906K 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned: Gilead Sciences, Inc. – 1,667,268* Gilead Sciences Ireland UC – 807,445**
	(b)	Percent of class: Gilead Sciences, Inc. – 7.7%*** Gilead Sciences Ireland UC – 3.7%***
	(c)	Number of shares as to which Gilead Sciences, Inc. has:
		(i)	Sole power to vote or to direct the vote: 859,823
		(ii)	Shared power to vote or to direct the vote: 1,667,268*
		(iii)	Sole power to dispose or to direct the disposition of: 859,823
		(iv)	Shared power to dispose or to direct the disposition of: 1,667,268*
Number of shares as to which Gilead Sciences Ireland UC has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 807,445**
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 807,445**

* Gilead Sciences, Inc.’s beneficial ownership of the Issuer’s Common Stock includes 807,445 shares of Common Stock held by Gilead Sciences Ireland UC, a wholly-owned subsidiary of Gilead Sciences, Inc.
** The reported securities may also be deemed beneficially owned by Gilead Sciences, Inc. as the parent of Gilead Sciences Ireland UC.
*** Percentage based on 21,588,756 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Final Prospectus.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit 99.1 attached hereto.

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2019

GILEAD SCIENCES, INC.

/s/ Marissa Song
Name: Marissa Song
Title: Vice President, Corporate Legal

GILEAD SCIENCES IRELAND UC

/s/ David Cadogan
Name: David Cadogan
Title: Director

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto, the “Schedule 13G”) relating to the Common Stock, $0.0001 par value per share, of HOOKIPA Pharma Inc., which may be deemed necessary pursuant to Regulation 13D or 13G promulgated under the Exchange Act.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13G, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has a reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13G, filed on behalf of each of the parties hereto.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the 3rd day of May, 2019.

GILEAD SCIENCES, INC.

/s/ Marissa Song
Name: Marissa Song
Title: Vice President, Corporate Legal

GILEAD SCIENCES IRELAND UC

/s/ David Cadogan
Name: David Cadogan
Title: Director